Exhibit 21.1

Subsidiaries of the Registrant

Registrant: American National Bankshares Inc.

Incorporated under the laws of the Commonwealth of Virginia

Subsidiaries of American National Bankshares Inc.:

American National Bank and Trust Company

Chartered under the laws of the United States

AMNB Statutory Trust I, A Delaware Statutory Trust

MidCarolina Trust I, A Delaware Statutory Trust

MidCarolina Trust II, A Delaware Statutory Trust